BioQuest Corp.

3700 Campus Drive, Suite 206

Newport Beach, CA 92660

Phone: (714) 978-4425

Celeste Murphy

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BioQuest Corp.
Offering Statement on Form 1-A
Filed: October 21, 2020
File No. 024-11151
Response Dated: November 18, 2020

November 18, 2020

Dear Ms. Murphy,

This letter sets forth the response of BioQuest Corp., (“BQST” or the “Company”) to the Staff’s comment letter dated November 17, 2020.

Offering Statement on Form 1-A

The Offering, page 4

1.	Please revise the disclosure to clarify that the selling shareholders will offer their shares at a fixed price of $2.00 per share.

Response: The Company has added the requested disclosure.

There are doubts about our ability to continue as a going concern, page 5

2.	You state in this risk factor that you had minimal revenues for the year ended April 30, 2020; however it does not appear that you have generated any revenues. Please revise in this risk factor and throughout the offering statement where you indicate you have generated revenues.

Response: The Company has removed all references to generating revenues.

Outstanding Equity Awards at Fiscal Year-End, page 45

3.	We note the statement that no executive officer received any equity awards, which appears to be inconsistent with the descriptions of the employment agreements on pages 35 and 36. Please reconcile.

Response: The Company has updated the statement to disclose that “except as disclosed above” no executive officer received any equity awards.

General

4.	We note the disclose in Footnote 8 to the financial statements that the Company issued 60,000 shares of unrestricted common stock through the use of a Qualified Regulation A Offering. Please revise Part I, Item 6 and to reflect the prior offering.

Response: The Company has revised to state that it sold shares under Regulation A Section 230.251 exemption.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (714) 978-4425 or Andrew Coldicutt of the Law Office of Andrew Coldicutt at (619) 228-4970. Thank you for your attention to this matter.

BioQuest Corp.

/s/ Thomas Hemingway
Name:	Thomas Hemingway
Title:	Chief Executive Officer, Director